Exhibit 99.1

META DATA LIMITED

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF FEBRUARY 29, 2024 AND AUGUST 31, 2023 AND

FOR THE SIX MONTHS ENDED FEBRUARY 29, 2024 AND FEBRUARY 28, 2023

META DATA LIMITED

META DATA LIMITED

Condensed Consolidated Balance Sheets

	As of	As of
	February 29,	August 31,
	2024	2023
	(unaudited)
ASSETS
CURRENT ASSETS
Cash	$68	$121,112
Inventories	276,000	-
Prepaid expenses	-	8
TOTAL CURRENT ASSETS	$276,068	$121,120
NON-CURRENT ASSETS
Right-of-use assets	18	24
TOTAL NON-CURRENT ASSETS	18	24.00

TOTAL ASSETS	$276,086	$121,144

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$74,510	-
Interest payable	16,036	12,123
Accrued expenses	1,379	1,046
Loans payable to third parties - current	-	5,705
Syndicated loans	61,240	61,240
Operating lease liabilities	31	24
Convertible senior notes	35,000	35,000
TOTAL CURRENT LIABILITIES	$188,196	$115,138

NON-CURRENT LIABILITIES
Operating lease liabilities	6	12
Loans payable to third parties - non-current	-	1,200
TOTAL LIABILITIES	$188,202	$116,350

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Class A ordinary shares ($0.0005 par value; 180 million and 19.8 billion ordinary shares authorized as of August 31, 2023 and February 29, 2024, respectively; 154 million and 323 million issued and outstanding as of August 31, 2023 and February 29, 2024, respectively)	$161	$77
Additional paid-in capital	1,039,040	950,772
Accumulated deficits	(951,317)	(946,055)
Total shareholders’ equity	87,884	4,794

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$276,086	$121,144

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

META DATA LIMITED

Condensed Consolidated Statements of Operations and Comprehensive Income

(Unaudited)

	For the six months ended
	February 29,	February 28,
	2024	2023
	(Unaudited)	(Unaudited)
Revenues	$19,382	$13,018
Cost of revenues	(16,030)	(7,177)
Gross profit	3,352	5,841

Operating expenses
Selling and marketing expenses	(351)	-
General and administrative expenses	(4,167)	(919)
Total operating expenses	(4,518)	(919)

(Loss) income from operations	(1,166)	4,922

Other expenses
Interest income	253	1
Interest expense	(4,346)	(2,905)
Other expenses	(3)	(2)
Total other expenses, net	(4,096)	(2,906)

(Loss) income from continuing operations	(5,262)	2,016

Discontinued operations
Loss on disposition of discontinued operations	-	(412,513)
Loss from discontinued operations	-	(2,364)
Net loss from discontinued operations	-	(414,877)

Net loss attributable to Meta Data Limited’s shareholders	(5,262)	(412,861)

Basic loss per share
Continuing operations	$(0.03)	$0.03
Discontinued operations	-	$(5.78)

Diluted loss per share
Continuing operations	$(0.03)	$0.03
Discontinued operations	-	$(5.78)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

META DATA LIMITED

Condensed Consolidated Statements of Changes in Shareholders’ Equity

For the Six Months Ended February 29, 2024 and February 28, 2023

(Unaudited)

							Accumulated	Meta Data
			Additional				other	Limited	Non-	Total
	Ordinary shares		paid in	Treasury	Statutory	Accumulated	comprehensive	shareholders’	controlling	shareholders’
	Shares	Amount	capital	stock	reserve	deficits	income (loss)	equity	Interest	equity
Balance as of August 31, 2022	29,223,319	$14	$895,343	$(21)	$2,293	$(563,470)	$(13,144)	$321,015	$(3,631)	$317,384
										-
Issuance of ordinary shares and pre-funded warrants at private placement, net of issuance cost	42,808,219	21	24,969	-	-	-	-	24,990	-	24,990
Share-based compensation	1,669	1	3	-	-	-	-	4	-	4
Net loss	-	-	-	-	-	(412,861)		(412,861)	-	(412,861)
Disposal of subsidiaries	-	-	(19,465)	-	(2,293)	21,758	13,144	13,144	3,631	16,775

Balance as of February 28, 2023	72,033,207	$36	$900,850	$(21)	-	$(954,573)	-	$(53,708)	-	$(53,708)

Balance as of August 31, 2023	153,948,323	$77	$950,793	$(21)	-	$(946,055)	-	$4,794	-	$4,794

Disposal of treasury stock	-	-	(21)	21	-	-	-	-	-	-
Issuance of ordinary shares and warrants at private placement, net of issuance cost	153,948,323	77	88,271	-	-	-	-	88,348	-	88,348
Warrants exercised	14,982,870	7	(7)	-	-	-	-	-	-	-
Share-based compensation	-	-	4	-	-	-	-	4	-	4
Net loss	-	-	-	-	-	(5,262)	-	(5,262)	-	(5,262)

Balance as of February 28, 2024	322,879,516	$161	$1,039,040	-	-	$(951,317)	-	$87,884	-	$87,884

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

META DATA LIMITED

Unaudited Condensed Consolidated Statements of Cash Flows

	For the six months ended
	February 29,	February 28,
	2024	2023
Cash flows from operating activities
Net loss	$(5,262)	$(412,861)
Net loss from discontinued operations	-	(414,877)
Net loss from continuing operations	(5,262)	2,016
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Amortization of right to use asset	5	6
Share-based compensation	4	4
Changes in operating assets and liabilities:
Inventories	(276,000)	-
Prepaid expenses	8	-
Accounts payable	74,510	-
Interest payable	3,914	2,905
Operating lease liabilities	1	-
Accrued expenses	333	(1,417)
Net cash (used in) provided by operating activities from continuing operations	(202,487)	3,514
Net cash provided by operating activities from discontinued operations	-	-
Net cash (used in) provided by operating activities	(202,487)	3,514

Cash flows from investing activities
Proceeds from disposal of subsidiaries, net of cash	-	(15,097)
Net cash used in investing activities from continuing operations	-	(15,097)
Net cash provided by investing activities from discontinued operations	-	-
Net cash used in investing activities	-	(15,097)

Cash flows from financing activities
Proceeds from issuance of ordinary shares and warrants, net of issuance cost	88,348	24,990
Proceeds from third-party loans	-	2,000
Repayment of third-party loans	(6,905)	-
Net cash provided by financing activities from continuing operations	81,443	26,990
Net cash provided by financing activities from discontinued operations	-	-
Net cash provided by financing activities	81,443	26,990

Net (decrease) increase in cash	(121,044)	15,407
Cash, beginning of period	121,112	45,479
Cash, end of period	$68	$60,886
Supplemental disclosure of cash flow information:
Interest paid	$433	-

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

META DATA LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Organization and Principal Activities

Meta Data Limited (the “Company”, formerly known as “OneSmart International Education Company Limited (“OneSmart”) is a limited company incorporated under the laws of Cayman Islands on March 10, 2017. Since fiscal year 2022, the Company through its consolidated subsidiaries, are engaged in artificial intelligent education service (AIE) and artificial intelligent universe (AIU) IAAS service.

AIE is to build an intelligent training system based on intelligent training platform to provide the maximum immersive experience and the best technical foundation for learning, implementation in RT3D with 360-degree landscape, so that all users are no longer bound to bult World with improved digital life experience. AIU IAAS service provides software & hardware infrastructure (IAAS) to Metaverse business operator or individual users. It improves the accessibility of rendering modes through cloud computing and edge computing algorithms and computing power to improve the virtual world. Use of spatial localization algorithm, virtual scene fitting, real-time network transmission, GPU server, and edge computing to reduce cost and network congestion. Reduce the performance threshold requirements for terminal equipment, and improve the immersive user experience

Before fiscal year 2021, the company was principally engaged in the provision of premium tutoring services for students of kindergarten and primary, middle and high schools (“K12”) and premium young children education services in the People’s Republic of China (the “PRC”). Due to the PRC legal restrictions on foreign ownership and investment in the education business, the Company conducts its primary business operations through its VIEs.

The Company’s Board adopts resolutions approving, and recommends to the shareholders for their approval to change the Company’s corporate name from “OneSmart International Education Company Ltd” to “Meta Data Limited” on its annual general meeting held on April 28, 2022.

On October 28, 2022, the Company, OneSmart Edu Inc. (“OneSmart BVI”), the Company’s wholly owned subsidiary, and Muckle Capital Investment Co., Ltd. (the “Purchaser”), entered into a certain share purchase agreement (the “Disposition SPA”). Pursuant to the Disposition SPA, the Purchaser agreed to purchase OneSmart BVI in exchange for cash consideration of $1.0 million (the “Purchase Price”). Upon the closing of the transaction contemplated by the Disposition SPA, the Purchaser will become the sole shareholder of OneSmart BVI and as a result, assume all assets and liabilities of all the subsidiaries and VIE entities owned or controlled by OneSmart BVI. The closing of the Disposition is subject to certain closing conditions including the payment of the Purchase Price, the receipt of a fairness opinion from Roma Appraisals Limited and the approval of the Company’s shareholders.

As of November 25, 2022, the Company completed the disposition after the satisfaction or waiver of all closing conditions.

Note 1 — Organization and Principal Activities (continued)

Details of the Company’s subsidiaries as of February 29, 2024 are as follows:

	Date of	Place of	Percentage of	Principal
Entity	incorporation	incorporation	ownership	activities
Meta Data Limited (“Mata Data”)	March 10, 2017	Cayman	100%	Holding company
Metaverse Information Technology Limited (“Metaverse BVI”)	December 16, 2021	BVI	100%	Holding company
Metaverse Digital Technology Co. Limited (“Metaverse Digital”)	January 11, 2022	U.S.A.	100%	Digital Service
Metaverse Information Technology Limited (“Metaverse HK”)	January 24, 2022	Hong Kong	100%	Artificial intelligent education service and Artificial intelligent universe IAAS service

Note 2 — Summary of significant accounting policies

Basis of presentation and principles of consolidation

The accompanying unaudited condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) and have been consistently applied. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. These financial statements should be read in conjunction with the audited financial statements and notes thereto for the fiscal years ended August 31, 2023 and 2022. Operating results for the six months ended February 29, 2024 are not necessarily indicative of the results that may be expected for the year ending August 31, 2024.

The unaudited condensed consolidated financial statements of the Company reflect the principal activities of the Company’s main operation subsidiaries. All intercompany transactions and balances have been eliminated upon consolidation.

Use of estimates

In preparing the unaudited condensed consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the unaudited condensed consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting periods. Significant items subject to such estimates and assumptions include the valuation of deferred tax assets. Actual results could differ from those estimates.

Foreign currency

The functional currency of the Company and its subsidiaries is the United States Dollars (“$”). The Company uses the United State Dollars as its reporting currency.

Transactions denominated in foreign currencies are re-measured into the functional currency at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in foreign currencies are re-measured at the exchange rates prevailing at the balance sheet date. Non-monetary items that are measured in terms of historical cost in foreign currency are re-measured using the exchange rates at the dates of the initial transactions. Exchange gains and losses are included in the unaudited condensed consolidated statements of income.

Note 2 — Summary of significant accounting policies (continued)

Inventories

Inventories are stated at the lower of cost or net realizable value. The cost of inventories is calculated using the weighted average method. Any excess of the cost over the net realizable value of each item of inventories is recognized as a provision for diminution in the value of inventories.

Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. The Company evaluates inventories on a yearly basis for its net realizable value adjustments, and reduces the carrying value of those inventories that are obsolete or in excess of the forecasted usage to their estimated net realizable value based on various factors including aging and future demand of each type of inventories.

Impairment of long-lived assets

The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Company evaluates the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Company recognizes an impairment loss based on the excess of the carrying amount of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available.

Fair value of financial instruments

The FASB ASC Topic 820, Fair Value Measurements, defines fair value, establishes a three-level valuation hierarchy for fair value measurements and enhances disclosure requirements.

The three levels are defined as follows:

Level 1 - Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

Level 3 - Inputs to the valuation methodology are unobservable.

Financial instruments include cash, loans payable to third parties, short-term and long-term loans, and convertible senior notes. The carrying amounts of these financial instruments approximate their fair values because of their short-term maturities.

Accounts payable

Accounts payable represent liabilities for goods and services provided to the Company prior to the end of the financial year which are unpaid. The amounts are unsecured and are paid on normal commercial terms.

Note 2 — Summary of significant accounting policies (continued)

Revenue recognition

Revenue is recognized when control of promised services is transferred to the Company’s customers in amounts of consideration to which the Company expects to be entitled to in exchange for those services. The Company follows the five steps approach for revenue recognition under Topic 606: (i) identify the contract with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue as the Company satisfies a performance obligation.

Primary sources of the Company’s revenues are as follows:

1)	Artificial Intelligent Education (AIE) service:

To provide modular technical services (such as simulation teaching module, three dimensions teaching module, virtual reality module) to academic and professional training centers. Service contracts are primarily on a fixed price basis. Upon delivery of services, project completion inspection and customer acceptance are generally required. Revenue is recognized at a point in time upon completion of the performance obligation is satisfied and accepted by the customers.

2)	Artificial Intelligent Universe (AIU) IAAS service:

To provide computing resources for data calculation services (such as engineering and scientific research project data calculation and accuracy verification) and for commercial services (such as film and television special effects, 3D animation, advertisement rendering and visualization) to our customers. Service contracts are primarily on a fixed price basis. Upon delivery of services, project completion inspection and customer acceptance are generally required. Revenue is recognized at a point in time upon completion of the performance obligation is satisfied and accepted by the customers.

Cost of revenues

Cost of revenues consist of costs directly attributable to the performance of AIE and AIU services which are mainly services provided by third parties.

Lease

The Company determines if an arrangement contains a lease at the inception of a contract. Right-of-use assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Right-of- use assets and lease liabilities are recognized at the commencement date based on the present value of the remaining future minimum lease payments. As the interest rate implicit in the Company’s leases is not readily determinable, the Company utilizes its actual incremental borrowing rates to discount the lease payments.

The Company leases premises for offices under non-cancellable operating leases. Right-of-use assets are expensed over the term of lease. The Company leases do not include options to extend nor any restrictions or covenants. The Company has historically been able to renew its office leases. Under the terms of the lease agreements, the Company has no legal or contractual asset retirement obligations at the end of the lease.

Note 2 — Summary of significant accounting policies (continued)

Income taxes

The Company follows the liability method of accounting for income taxes in accordance with ASC 740 (“ASC 740”), Income Taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.

The Company accounted for uncertainties in income taxes in accordance with ASC 740. Interest and penalties related to unrecognized tax benefit recognized in accordance with ASC 740 are classified in the unaudited condensed consolidated statements of income as income tax expense.

Share-based compensation

The Company applies ASC 718 (“ASC 718”), Compensation - Stock Compensation, to account for its employee share-based payments. In accordance with ASC 718, the Company determines whether an award should be classified and accounted for as a liability award or an equity award. All the Company’s share-based awards to employees were classified as equity awards.

In accordance with ASC 718, the Company recognizes share-based compensation cost for equity awards to employees with a performance condition based on the probable outcome of that performance condition. Compensation cost is recognized if it is probable that the performance condition will be achieved.

A change in any of the terms or conditions of the awards is accounted for as a modification of the awards. Incremental compensation cost is measured as the excess, if any, of the fair value of the modified award over the fair value of the original award immediately before its terms are modified, measured based on the fair value of the awards and other pertinent factors at the modification date. For vested awards, the Company recognizes incremental compensation cost in the period the modification occurs. For unvested awards, the Company recognizes over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date. If the fair value of the modified award is lower than the fair value of the original award immediately before modification, the minimum compensation cost the Company recognizes is the cost of the original award. When the vesting conditions (or other terms) of the equity awards granted to employees are modified, the Company first determines on the modification date whether the original vesting conditions were expected to be satisfied, regardless of the entity’s policy election for accounting for forfeitures. If the original vesting conditions were not expected to be satisfied, the grant date fair value of the original equity awards are ignored and the fair value of the equity awards measured at the modification date are recognized if the modified awards ultimately vest.

The Company uses the accelerated method to recognize compensation expense for all awards granted. The Company, with the assistance of an independent third-party valuation firm, determined the fair value of the awards granted to employees. The Company adopted ASU No. 2016-09, Improvements to Employee Share-Based Payment Accounting, (“ASU 2016-09”) and elected to account for forfeitures as they occur.

An award that is cancelled without a replacement award or other form of consideration given to the grantee should be accounted for as a repurchase for no consideration. If an award is cancelled before the completion of the employee’s requisite service period or nonemployee’s vesting period, any previously unrecognized compensation cost should be recognized at the date of the cancellation. Because a cancellation is not the forfeiture of an award, previously recognized compensation cost is not reversed in connection with a cancellation.

Note 2 — Summary of significant accounting policies (continued)

Earnings/(Loss) per share

Basic earnings/(loss) per share is computed by dividing net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net income/(loss) is allocated between ordinary shares and other participating securities based on their participating rights. Diluted earnings/(loss) per share is calculated by dividing net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of the ordinary shares issuable upon the conversion of the Company’s convertible senior notes using the if-converted method and ordinary shares issuable upon the exercise of warrants using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted loss per share calculation when inclusion of such shares would be anti-dilutive.

Basic and diluted earnings/(loss) per share are not reported separately for Class A or Class B ordinary shares (the “Ordinary Shares”) as each class of shares has the same rights to undistributed and distributed earnings.

Segment reporting

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision making Company, in deciding how to allocate resources and in assessing performance. The Company has only one reportable segment since the Company does not distinguish revenues, costs and expenses by operating segments in its internal reporting, and reports costs and expenses by nature as a whole. The Company’s CODM, who has been identified as the CEO, reviews the consolidated results when making decisions about allocating resources and assessing performance of the Company as a whole. As the Company generates all of its revenue in the British Virgin Islands, no geographical segments are presented.

Recent accounting pronouncements

The Company considers the applicability and impact of all ASUs. Management periodically reviews new accounting standards that are issued.

In September 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The FASB is issuing the amendments to enhance the transparency and decision usefulness of income tax disclosures. Investors currently rely on the rate reconciliation table and other disclosures, including total income taxes paid, to evaluate income tax risks and opportunities. While investors find these disclosures helpful, they suggested possible enhancements to better (1) understand an entity’s exposure to potential changes in jurisdictional tax legislation and the ensuing risks and opportunities, (2) assess income tax information that affects cash flow forecasts and capital allocation decisions, and (3) identify potential opportunities to increase future cash flows. The FASB decided that the amendments should be effective for public business entities for annual periods beginning after December 15, 2024. Early adoption is permitted. The adoption of this guidance did not have a material impact on its financial position, results of operations and cash flows.

In July 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The amendments in ASU 2023-07 improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The amendments in ASU 2023-07 improve financial reporting by requiring disclosure of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision-useful financial analyses. The amendments are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The adoption of this guidance did not have a material impact on its financial position, results of operations and cash flows.

Note 3 — Loans

The following table presents the Company’s outstanding loans as of February 29, 2024 and August 31, 2023:

	As of	As of
	February 29,	August 31,
	2024	2023
Long-term loans, current portion	$61,240	$61,240
Total	$61,240	$61,240

In March 2019, The Company entered into a banking facility agreement with UBS AG Singapore Branch, pursuant to which Shanghai OneSmart is entitled to borrow a USD denominated loan of $139 million term facility and $61 million greenshoe facility with a floating interest rate of LIBOR+2.7%. The term facility has a three-year term from the initial drawdown date and should be repaid in installments. The Company drew down the $139 million term facility in full in March 2019. The proceeds from this term facility were used for the Group’s share repurchase program, working capital, capital expenditure, and other general corporate purposes; and is guaranteed by OneSmart HK and subject to certain financial covenants as defined in the facility agreement. The Company is in default on these loans.

Note 4 — Convertible senior notes

On February 28, 2020 and March 16, 2020, the Company issued $25 million and $10 million convertible senior notes (the “Notes”) to Yiheng Capital Partners, L.P., (“Yiheng Capital”) and Keenan Capital Fund, LP, (“Keenan Capital”), respectively. Interest shall be payable semi-annually in arrears at a rate of 4.75% per annum on each August 1 and February 1, commencing on August 1, 2020. The Notes will mature on February 28, 2025 and March 16, 2025, respectively unless repurchased or converted in accordance with their terms prior to such date. On January 30, 2022, Yiheng Capital transferred the convertible senior notes to Mr. Kun Wang.

The Notes are unsecured, $25 million Notes convertible into $6.75 per ADS and $10 million Notes convertible into $6.15 per ADS, bear interest at a rate of 4.75% per annum plus additional 2% per annum when in default. In 2022, 2023 and 2024, the Company hasn’t paid the principal and interests of the convertible senior notes. Therefore, the convertible senior notes are in default.

Note 5 — Lease

On September 1, 2022, the Group leases office spaces for its operations under non-cancelable operating lease agreement with expiration date in August 2025. The Group has no finance leases. The Company do not assume renewals in our determination of the lease term unless the renewals are reasonably certain to be exercised at lease commencement. The Group’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. Lease expenses for the six months ended February 29, 2024 and February 28, 2023 were $5 and $6, respectively.

Supplemental balance sheet information related to operating leases was as follows:

	As of	As of
	February 29,	August 31,
	2024	2023
Right-of-use assets under operating leases	$18	$24

Operating lease liabilities, current	31	24
Operating lease liabilities, non-current	6	12
Total operating lease liabilities	$37	$36

As of
February 29,
Twelve months ending August 31,	2024
Fiscal year 2024	$31
Fiscal year 2025	6
Total Future minimum lease payments	37
Less: Imputed interest	-
Total	$37

Note 6 — Shareholders’ equity

On December 12, 2023, the authorized share capital of the Company, as approved by the shareholders, were changed from US$100,000 divided into 200,000,000 shares of a par value of US$0.0005 each, comprising of (i) 140,000,000 Class A ordinary shares of a par value of US$0.0005 each, (ii) 20,000,000 Class B ordinary shares of a par value of US$0.0005 each, and (iii) 40,000,000 shares of a par value of US$0.0005 each to be designated by the board of directors to US$100,000,000 divided into 20,000,000,000 shares of a par value of US$0.0005 each, comprising of (i) 19,800,000,000 Class A ordinary shares of a par value of US$0.0005 each, (ii) 200,000,000 Class B ordinary shares of a par value of US$0.0005 each.

During the year ending August 31, 2024, the Company issued 153,948,323 Class A ordinary shares at $0.576 per ordinary share for a gross proceed of $88.7 million in December 2023.

As of February 29, 2024, the Company had ordinary shares outstanding comprising of 322,879,516 Class A ordinary shares and nil Class B ordinary shares, respectively. No Class B ordinary shares were converted into Class A ordinary shares as of February 29, 2024.

As of August 31, 2023, the Company had ordinary shares outstanding comprising of 153,948,323 Class A ordinary shares and nil Class B ordinary shares, respectively. No Class B ordinary shares were converted into Class A ordinary shares as of August 31, 2023.

Warrants

During the year ended August 31, 2023, the Company issued (i) 42,808,219 warrants on September 1, 2022 with two warrants can be convertible into one Class A ordinary share at an exercise price of $0.701, can be exercised cashlessly after November 30, 2023 and with an expiry date of August 31, 2027, i.e. five years anniversary after issuance date; (ii) 41,806,020 warrants on May 31, 2023 with one warrant can be convertible into one Class A ordinary share at an exercise price of $0.7475, can be exercised cashlessly after August 30, 2023 and with an expiry date of May 30, 2028, i.e. five years anniversary after issuance date; and (iii) 40,109,096 warrants on July 20, 2023 with one warrant can be convertible into one Class A ordinary share at an exercise price of $0.7791, can be exercised cashlessly after October 19, 2023 and with an expiry date of July 19, 2028, i.e. five years anniversary after issuance date.

On January 12, 2024, the Company issued 153,948,323 warrants with one warrant can be convertible into one Class A ordinary share at an exercise price of $0.576 and can be exercised cashlessly after April 12, 2024 and with an expiry date of January 11, 2029.

On February 8, 2024, upon negotiation with the warrant holders, the Company entered into certain warrant amendment agreement with the warrant holders which adjusted warrants from 42,808,219 to 14,982,870, from 41,806,020 to 29,264,210 and from 40,109,096 to 28,076,367.

In February 2024, 14,982,870 warrants were exercised cashlessly into 14,982,870 Class A ordinary shares.

In March 2024, 57,340,577 warrants were exercised cashlessly into 57,340,577 Class A ordinary shares.

As of February 29, 2024 and August 31, 2023, 211,288,900 warrants and 124,723,326 warrants were outstanding.

Note 7 — Income taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain arising in Cayman Islands. Additionally, upon payments of dividends to its shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

Under the current laws of the British Virgin Islands, BVI incorporated companies are not subject to tax on income or capital gains. In addition, upon payments of dividends by the company to its shareholders, no British Virgin Islands withholding tax will be imposed.

Hong Kong

Hong Kong incorporated companies are subject to Hong Kong profits tax of 16.5% on the activities conducted in Hong Kong. No provision for Hong Kong profits tax was made in the consolidated financial statements as it had no assessable income for the years ended August 31, 2021, 2022 and 2023.

Note 8 — Earnings (loss) per share

Year Ended February 29, 2024 and February 28, 2023	2024	2023
Net loss available for ordinary shareholders (A)	$(5,262)	$(412,861)
- continuing operations	$(5,262)	$2,016
- discontinued operations	-	$(414,877)

Weighted average outstanding ordinary shares (B)
- basic	196,795	71,796
- diluted	319,826	93,645

Earnings (loss) per ordinary share - basic (A/B)	$(0.03)	$(5.75)
- Continuing operations	$(0.03)	$0.03
- Discontinued operations	-	$(5.78)

Earnings (loss) per ordinary share - diluted (A/B)	$(0.03)	$(5.75)
- Continuing operations	$(0.03)	$0.03
- Discontinued operations	-	$(5.78)

Convertible notes and warrants that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to do so would have been antidilutive for the six months ended February 28, 2023 presented and the exercise price of warrants were higher than the average prices for the period.

Note 9 — Concentration of major customers and suppliers

For the six months ended February 29, 2024, five major customers accounted for 26.1%, 25.5%, 24.3%, 12.7% and 11.4% respectively of the Company’s revenue. For the six months ended February 28, 2023, four major customers accounted for 29.9%, 26.9%, 26.7% and 10.9% respectively of the Company’s revenue. Any decrease in revenue to these major customers may negatively impact the Company’s operations and cash flows if the Company fails to increase its sales to other customers.

No single customer accounted for 10% or more of total outstanding accounts receivable balance as of February 29, 2024 and August 31, 2023.

For the six months ended February 29, 2024 and February 28, 2023, one supplier accounted for 100% of cost of revenue.

Note 10 — Commitments and contingencies

(a)	Capital commitments

As of February 29, 2024 and August 31, 2023, the Company did not have any capital commitment.

(b)	Contingencies

There are no claims, lawsuits, investigations and proceedings, including unasserted claims that are probable to be assessed, that have in the recent past caused, or to the Company’s knowledge, are reasonably possible to cause, a material change on the Company’s financial position, results of operations, or cash flow.

Note 11 — Subsequent events

Management has reviewed events occurring through the date the consolidated financial statements were issued and, except as disclosed elsewhere in the consolidated financial statements, no subsequent events occurred that require accrual or disclosure.